UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Michelle A. Hodges Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address
     The name of the subject company is Emulex Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 3333 Susan Street, Costa Mesa, California 92626. The telephone number of the Company at its principal executive offices is (714) 662-5600.
Securities
     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, par value $0.10 per share, of the Company (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the shares of Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of January 15, 2009, by and between the Company and Mellon Investor Services LLC, as rights agent (the “Rights Agreement”). As of May 13, 2009, there were 82,922,844 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address
     The filing person of this Statement is the subject company, Emulex Corporation. The Company’s name, business address, and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
The Offer
     This Statement relates to the unsolicited tender offer (the “Offer”) by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all issued and outstanding Shares in exchange for $9.25 net per Share in cash (the “Offer Price”) (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). The Offer was commenced on May 5, 2009 and is presently scheduled to expire at midnight, New York City time, on Wednesday, June 3, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Purchaser (and/or Broadcom or any of Broadcom’s subsidiaries), shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options) (the “Minimum Condition”).
     The purpose of the Offer as stated in the Offer to Purchase is for Broadcom to acquire control of, and ultimately the entire equity interest in, the Company. Purchaser has stated that it intends, as soon as practicable following consummation of the Offer, to seek to consummate a second-step merger or other business combination between Purchaser (and/or Broadcom or another direct or indirect subsidiary of Broadcom) and the Company (the “Second-Step Merger”). According to the Offer to Purchase, if the Second-Step Merger occurs, each then outstanding Share (other than any Shares held by the Company, Broadcom, Purchaser or any direct or indirect subsidiary of Broadcom or the Company and any Shares held by Company stockholders who have properly demanded appraisal for their Shares in accordance with the Section 262 of the Delaware General Corporation Law (“DGCL”)) shall be cancelled and converted automatically into the right to receive $9.25 per Share in cash (less any applicable withholding taxes and without interest). Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser would be able to approve the Second-Step Merger without a vote of the board of directors of the Company (the “Board”) or the other stockholders of the Company.

     In addition to the Minimum Condition, the Offer is subject to the satisfaction of certain other conditions, some of which may be influenced by actions of the Board, including, but not limited to, the following:
•	the Board redeeming the Rights, or Purchaser being satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed Second-Step Merger (the “Rights Condition”);

•	Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL are inapplicable to the Offer and the proposed Second-Step Merger described in the Offer or any other business combination between the Company and Purchaser (and/or Broadcom or any of Broadcom’s subsidiaries) (the “Section 203 Condition”);

•	one or more of the following occurring: (a) the Company entering into a definitive merger agreement with Purchaser (and/or Broadcom or any of Broadcom’s subsidiaries) with respect to a merger of Purchaser (and/or Broadcom or any of Broadcom’s subsidiaries) and the Company, (b) Purchaser’s nominees constituting a majority of the Board or (c) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Broadcom or any of its subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options);

•	any applicable waiting period having expired or been obtained, and any necessary or advisable consent, approval or clearance having been received, under any Antitrust Law prior to the expiration of the Offer (the “Antitrust Condition”). “Antitrust Law” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and all other federal, state and foreign statutes, rules, regulations, orders, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through mergers or acquisitions; and

•	the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Broadcom’s ability to acquire the Company or otherwise diminishing the expected value to Broadcom of the acquisition of the Company.
     The Offer is also subject to numerous other conditions set forth in the Offer to Purchase.
     The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on May 5, 2009.
     The Schedule TO states that the principal executive offices of Broadcom and the Purchaser are located at 5300 California Avenue, Irvine, California 92617 and that the telephone number at such principal executive offices is (949) 926-5000.
     Upon filing this Statement with the SEC, the Company will make this Statement publicly available on the internet at www.emulexvalue.com.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 14, 2008 (the “2008 Proxy Statement”), relating to the Company’s 2008 Annual Meeting of Stockholders, which excerpts are attached as Exhibit (e)(1) to this Statement and incorporated herein by this reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or undertakings, nor any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company’s executive officers, directors or affiliates or (ii) Broadcom, Purchaser and any of their executive officers, directors or affiliates set forth on Schedule I to the Offer to Purchase, on the other hand. Exhibit (e)(1) includes the following sections of the 2008 Proxy Statement: “Voting Securities and Stock Ownership,” “Compensation of Directors” and “Executive Compensation and Other Information” (other than the subsection entitled “Potential Payments Upon a Change in Control,” which information is superseded by the information set forth herein).
     Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained in this Statement modifies or supersedes such information.
Relationship with Broadcom
     According to the Offer to Purchase, as of May 5, 2009, Broadcom was the beneficial owner of 100 Shares, which were acquired by Broadcom on April 13, 2009 at a price per share of $6.80 in an open market transaction. The 100 Shares owned beneficially by Broadcom represent less than 1% of the outstanding Shares.
Consideration Payable Pursuant to the Offer and the Second-Step Merger
     If the Company’s directors and executive officers, each of whom is set forth on Annex B hereto, were to tender any Shares they own pursuant to the Offer, they would receive $9.25 net per Share in cash on the same terms and conditions as the other stockholders of the Company. As of May 12, 2009, the directors and executive officers of the Company beneficially owned 660,408 Shares in the aggregate (excluding restricted stock and options to purchase Shares, which are addressed below under the section entitled “Potential Payments upon Termination or Change in Control”). If the directors and executive officers of the Company were to tender all such Shares owned by them pursuant to the Offer, and Broadcom accepted for purchase and purchased such Shares, the directors and executive officers would receive $6,108,774 in the aggregate. As discussed below under “Item 4. — The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.
Potential Payments upon Termination or Change in Control
     Key Employee Retention Agreements. The Company amended and restated its Key Employee Retention Agreements with each of Messrs. Paul Folino, Executive Chairman; James McCluney, Chief Executive Officer and President; Jeffrey W. Benck, Executive Vice President and Chief Operating Officer; Marshall D. Lee, Executive Vice President, Engineering; and Michael J. Rockenbach, Executive Vice President, Chief Financial Officer, Secretary and Treasurer (each an “Executive,” and collectively, the “Executives”), effective as of January 16, 2009.
     The amended Key Employee Retention Agreements for Messrs. Benck, Rockenbach and Lee provide that they are entitled to receive the following payments and benefits in the event of a termination of their employment by the Company without Cause, or by them for Good Reason (each as defined in the agreements) during the period beginning 12 months before and ending 24 months after the effective date of a Change in Control (also as defined in the agreements):
•	a lump sum cash severance payment equal to 12 months of their base pay, inclusive of their target bonus level with respect to the fiscal year prior to their termination date;

•	continuation of their health insurance with all premiums paid by the Company for one year following the termination of their employment; and

•	full vesting and acceleration of their stock options and other stock awards and the right to exercise stock options for a period of 12 months following their termination date.
     The agreements also provide the Executives with reimbursement of up to $15,000 for outplacement services utilized within the first 12 months following termination of employment. If the severance payment and benefits received by any of the Executives would be considered an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, thereby subjecting the Executive to a 20% penalty excise tax, then the severance payment and benefits will be reduced to the extent that a reduction would result in the Executive receiving a greater after-tax amount. Receipt of the foregoing severance payment and benefits is conditioned upon the Executive executing a general waiver and release of all employment-related claims against the Company and complying with the Company’s Employee Creation and Nondisclosure Agreement.
     The terms of the amended Key Employment Retention Agreements for Messrs. Folino and McCluney are substantially the same as described above, except that they provide for a lump sum cash severance payment equal to 24 months of their base pay, inclusive of their target bonus level with respect to the fiscal year prior to their termination date, and continuation of their health insurance with all premiums paid by the Company for two years following the termination of their employment.
     The amended Key Employment Retention Agreements are intended to supersede severance benefits under any other plan or program maintained by the Company, except that the Key Employee Retention Agreements do not supersede any severance payments unrelated to a change in control of the Company to which the Executives otherwise may be entitled pursuant to any contract of employment with the Company.

     In connection with entry into the Key Employee Retention Agreements, the Company amended (i) the terms of all nonqualified stock option agreements between the Company and each of the Executives pursuant to an Amendment to Non-Qualified Stock Option Agreement, and (ii) the terms of all restricted stock award agreements between the Company and each of the Executives pursuant to an Amendment to Restricted Stock Award Agreement. The purpose of these amendments was to ensure that the Executives received the intended benefits of the Key Employee Retention Agreement provisions affecting their equity awards.
     Company Incentive Awards. The Company’s directors, executive officers and other employees are eligible to receive incentive awards pursuant to the Company’s equity incentive plans. As of May 12, 2009, directors of the Company held 33,250 shares of restricted stock and executive officers of the Company held 706,000 shares of restricted stock. As of the same date, directors of the Company held options to purchase 810,000 Shares, with exercise prices ranging from $13.05 to $60.50 per Share and an average exercise price of $33.02 per Share, all of which were vested and exercisable as of that date. Executive officers of the Company held options to purchase 3,423,026 Shares, with exercise prices ranging from $8.13 to $62.84 per Share and an average exercise price of $23.38 per Share, of which 3,373,026 were vested and exercisable as of that date. Except for options to purchase 82,041 Shares held by James M. McCluney that have an exercise price of $8.13 per Share, the aggregate 4,233,026 options to purchase Shares held by the Company’s directors and executive officers as of May 12, 2009, had an exercise price above the $9.25 Offer Price.
     Payments Upon a Change in Control.
     All presently unvested options to purchase Shares and shares of restricted stock held by directors and executive officers of the Company were issued pursuant to the Company’s 2005 Equity Incentive Plan (the “2005 Plan”), which provides that the Compensation Committee of the Board (the “Compensation Committee”), as administrator, in its discretion may provide for the acceleration of vesting of such awards, including in the event of a change in control. Upon a change in control of the Company, such as would occur if the Offer is consummated, assuming that the Compensation Committee provides for such acceleration of vesting under the 2005 Plan (it being understood that the Compensation Committee is under no obligation to do so), unvested options to purchase 50,000 Shares and 739,250 shares of restricted stock held by such directors and executive officers would fully vest.
     No Termination of Employment. The following table describes for each executive officer (assuming that such executive officer continues employment in the same or similar capacity) and each director, the potential payments due upon a change in control of the Company assuming that the Compensation Committee determines, pursuant to its authority as administrator of the 2005 Plan, to accelerate the vesting of all outstanding options to purchase Shares and all shares of restricted stock upon such a change in control (it being understood that the Compensation Committee is under no obligation to do so):

	Acceleration of
	Vesting of	Acceleration of
	Restricted	Vesting of
	Stock Awards	Options	Total
Name	($)(1)	($)(2)	($)
Fred B. Cox	64,750	—	64,750
Michael P. Downey	64,750	—	64,750
Bruce C. Edwards	16,188	—	16,188
Paul F. Folino	971,250	—	971,250
Robert H. Goon	64,750	—	64,750

	Acceleration of
	Vesting of	Acceleration of
	Restricted	Vesting of
	Stock Awards	Options	Total
Name	($)(1)	($)(2)	($)
Don M. Lyle	64,750	—	64,750
Dean A. Yoost	32,375	—	32,375
James M. McCluney	2,451,250	—	2,451,250
Michael J. Rockenbach	1,022,125	—	1,022,125
Jeffrey W. Benck	1,110,000	—	1,110,000
Marshall D. Lee	975,875	—	975,875

(1)	Calculated as the $9.25 per Share Offer Price, multiplied by the number of shares of restricted stock subject to accelerated vesting if the change of control occurred on May 12, 2009.

(2)	The value per option is calculated as the excess of the $9.25 per Share Offer Price, over the exercise price of the option. All options to purchase Shares held by the Company’s directors and executive officers, other than James M. McCluney, are presently fully vested. Mr. McCluney holds unvested options to purchase 50,000 Shares, all of which have an exercise price greater than the $9.25 per Share Offer Price.
     Qualified Termination of Employment. The following table describes the potential payments upon an eligible termination without Cause by the Company or by the executive officer because of Good Reason (as defined within the executive officer’s Key Employee Retention Agreement) in a change in control assuming termination as of March 29, 2009:

			Acceleration of
			Vesting of	Acceleration of
	Base		Restricted	Vesting of
	Salary	Bonus	Stock Awards	Options	Benefits	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)
James M. McCluney	1,171,500	1,054,350	2,451,250	—	38,666	4,715,766
Michael J. Rockenbach	366,978	220,187	1,022,125	—	31,297	1,640,587
Paul F. Folino	1,207,654	1,086,889	971,250	—	47,595	3,313,388
Jeffrey W. Benck	413,621	289,535	1,110,000	—	31,297	1,844,453
Marshall D. Lee	328,520	164,260	975,875	—	26,833	1,495,488

(1)	Base salary is based on the annual salary for fiscal 2009 over the severance period (two years for Mr. McCluney and Mr. Folino, one year for the other executive officers).

(2)	Bonus is based on the target bonus level for fiscal 2009 as a percentage of base salary.

(3)	Calculated as the $9.25 per Share Offer Price, multiplied by the number of shares of restricted stock subject to accelerated vesting if the termination of employment occurred on March 29, 2009.

(4)	The value per option is calculated as the excess of the $9.25 per Share Offer Price, over the exercise price of the option. All options to purchase Shares held by the Company’s directors and executive officers, other than James M. McCluney, are presently fully vested. Mr. McCluney holds unvested options to purchase 50,000 Shares, all of which have an exercise price greater than the $9.25 per Share Offer Price.

(5)	Benefits include medical or health premiums for the severance period and $15,000 each for reimbursement of outplacement services.
Exculpation and Indemnification of Company Directors and Officers
     Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company’s certificate of incorporation (the “Certificate”) includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which a director derives an improper personal benefit.
     Additionally, as permitted by Section 145 of the DGCL, the Company’s bylaws (the “Bylaws”) provide that (i) the Company may indemnify its directors, officers, employees, and agents to the fullest extent permitted by Delaware law, (ii) the Company may advance expenses to such directors and officers in connection with defending a proceeding, (iii) the rights conferred in the Certificate and Bylaws are not exclusive of any other rights to indemnification under any agreement or otherwise, and (iv) the Company may maintain director and officer liability insurance.
     The Company has entered into indemnification agreements with all of its directors and the Company’s executive officers and certain key employees to, among others, provide them with the maximum indemnification allowed under the Certificate and applicable law, including indemnification for judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company. The Company has also purchased directors’ and officers’ liability insurance insuring the Company’s directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of the Company.
Item 4. The Solicitation or Recommendation.
Solicitation Recommendation
     As described in more detail below, upon careful consideration of the Offer and after consultation with the Company’s outside legal counsel and financial advisor and based upon the terms and conditions of the Offer, the Board unanimously determined at a meeting duly held on May 14, 2009 that the Offer is grossly inadequate and not in the best interests of the Company and its stockholders. The Board believes that in light of the Company’s future prospects, the interests of the stockholders will best be served by the Company continuing to pursue its long-term strategies. Accordingly, the Board has unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer.
     If you have tendered your Shares in the Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below.
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Tel: (800) 322-2885 (Toll-Free) or
(212) 929-5500 (Collect)
Email: Emulex@mackenziepartners.com
See “Reasons for the Board’s Recommendation” below for further detail.
Intent to Tender
     In light of (i) Broadcom’s cash offer of $9.25 per Share and (ii) the Board’s recommendation, to the Company’s knowledge after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell Shares held of record or beneficially owned by them to Broadcom in the Offer.
Background of the Offer
     On December 22, 2008, Scott McGregor, Broadcom’s Chief Executive Officer, left a voicemail message for Paul Folino, the Company’s Executive Chairman, requesting that Mr. Folino call him.

          On December 24, 2008, Mr. Folino returned Mr. McGregor’s phone call. Mr. McGregor expressed a general interest in a combination of the Company and Broadcom, but did not provide Mr. Folino with any terms. Mr. McGregor and Mr. Folino agreed to schedule a follow-up call after the New Year and after Mr. Folino had the opportunity to confer with the Board.
          On January 2, 2009, the Board met with the Company’s management, legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), and representatives of the Company’s financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), to discuss the conversation between Mr. McGregor and Mr. Folino regarding a potential combination of the Company and Broadcom. After a thorough discussion, the Board determined that it was not in the best interests of the Company and its stockholders to engage in a sale transaction at that time.
          On January 7, 2009, at the request of the Board, Mr. Folino called Henry Samueli, a Broadcom co-founder, to inform him of the Board’s determination.
          On January 8, 2009, Mr. McGregor acknowledged his receipt of the message delivered on behalf of the Board by Mr. Folino to Mr. Samueli, but neither Mr. McGregor nor any other representative of Broadcom communicated with the Company again on this topic until April 21, 2009.
          On April 21, 2009, Mr. McGregor sent Mr. Folino the following letter (which was also included in a press release issued by Broadcom on the same day):
April 21, 2009
The Board of Directors of Emulex Corporation
c/o Paul F. Folino
Executive Chairman of the Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
Dear Paul:
I am writing on behalf of the Board of Directors of Broadcom Corporation to propose that Broadcom acquire all of the outstanding shares of Emulex common stock for $9.25 per share, payable in cash. Our proposal is not subject to any financing condition. We are confident that if we are given the opportunity to engage directly with Emulex we will be able to negotiate a mutually acceptable merger agreement, which we believe we would be able to complete expeditiously.
Significant Premium Without Risk
Our proposal provides an opportunity for Emulex shareholders to receive an immediate and substantial cash premium that offers an attractive and highly certain outcome for their investment. Importantly, our offer reflects a material premium to Emulex’s trading values over recent months, an attractive premium to the April 20th closing price despite the recent run up in value, and a significant premium to analyst estimates of shareholder value that Emulex could expect to create on its own. Specifically, our proposal offers Emulex shareholders the following premiums:
•	40% to April 20th closing price

•	62% to the average closing price for the last 30 trading days

•	Approximately 85% to Enterprise Value*

•	42% to the Median Analyst 12 Month Price Target

*	Enterprise Value = Market Equity Value + Debt — Cash & Equivalents
Given Emulex’s substantial net cash and cash equivalents balance and its obvious contribution to your overall equity value per share, approximately $3.46 per share, we think that your investors will find the Enterprise Value premium we are offering, approximately 85%, particularly persuasive. Indeed, by any relevant financial measure — premiums, trading multiples, operating cash flow, or analyst target prices — this all-cash proposal represents a compelling and unique opportunity for Emulex shareholders to realize attractive value now.
Complementary Networking Solutions Create Compelling Strategic Rationale
As you know, we have believed for some time that a combination of our two companies would benefit both companies’ shareholders and the customers we serve. With that strategic opportunity to meet the needs of the market in mind, we sought to engage you and your Board of Directors in discussions in late December regarding a potential combination of Emulex with Broadcom. We were disappointed when, in early January, you responded that the company was not for sale and abruptly cut off the possibility of further discussions. Even more troubling was the fact that merely one week after that communication, you took actions clearly designed to thwart the ability of your shareholders to receive a premium for their shares. These included adopting a “poison-pill” and amending your bylaws. It is difficult for us to understand why Emulex’s Board of Directors has not been open to consideration of a combination of our respective companies. We would much prefer to have engaged in mutual and constructive discussions with you. However this opportunity is in our view so compelling we now feel we must share our proposal publicly with your shareholders.
Our proposal to combine Broadcom and Emulex will not only provide significant benefits to Emulex shareholders, but also to Emulex’s customers, many of whom we share in common. The architecture of data centers is evolving rapidly, and customers’ desire for system consolidation is driving the need for converged networking solutions where multiple traffic types — such as network, storage and clustering — are all carried over a single network infrastructure. These converged networking solutions promise to enable end users to reduce the overall number of NICs, cables and switch ports required to run their networks, which in turn lowers overall costs, power and cooling requirements, and reduces the time and expense spent supporting and maintaining multiple distinct networks. In the future, the convergence of Fibre Channel and Ethernet “FCoE” will be offered through a single chip solution inside Servers and Switches. Customers will demand from their suppliers advanced chip technology and supply chain scale and reliability which is not an area of strength for Emulex. Broadcom brings tremendous value in advanced chip technology and supply chain scale and reliability to Emulex’s products — and customers.
If we seize the opportunity to combine Broadcom’s deep expertise and leadership in Ethernet networking and fabless SoC development with Emulex’s similarly impressive expertise and leadership in Fibre Channel storage networking these complementary strengths will enable our combined company to accelerate the development and adoption of the converged networking solutions that represent the future.
Enhances Ability to Innovate and Encourage Product Development
In addition to the development of exciting new converged networking solutions, there are substantial opportunities for this transaction to strengthen Emulex’s existing businesses given our complementary customer profiles and the potential to enhance operational and supply chain scale. We believe the proposed combination would enable us to offer our customers a more complete product portfolio, while enabling Emulex to penetrate business segments where it has historically underperformed. We are particularly excited by the value our combined company will bring to the growing blade server segment, in which Broadcom has a demonstrated track record of innovation and reliable supply to many of the leading OEMs. The combination also will allow us to dedicate more resources to product development and customer support than either company could do separately.
In short, we are confident the innovative integration of our respective technical capabilities will be a winning proposition for our customers — driving a broader set of offerings for the customers of both companies, including better support, lower costs and higher performance solutions.
Just as our combination will offer exciting and tangible benefits for customers, we also believe that a combination will be a rewarding opportunity for Emulex’s employees. We have a great deal of respect for the technical achievements of the Emulex team, and believe the continued motivation and productivity of Emulex’s employees is critical to our combined success. Broadcom has a culture rich in innovation, high quality execution, and a willingness to invest aggressively in the development of new technologies — all of which spell opportunity for the employees of a combined company to do great things. In addition, because our companies’ respective headquarters are located only a few miles from each other in Orange County, California, we hope and expect that we will be able to integrate our teams rapidly and foster a high degree of collaboration and interaction from the very start. It would be our clear intent to strive for continued technological leadership and superior customer service after our two companies are combined.
To move forward quickly, we have retained Banc of America Securities as our financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as our legal advisor, which, alongside our senior management team, have already completed extensive analysis and due diligence based on publicly available information. Broadcom has a well-established record as an acquiror, having completed more than forty such transactions over the past decade.
We understand your role as directors and your responsibility to act in the best interests of the Emulex shareholders in reviewing and making a recommendation with respect to our proposal and hope you will not take any further actions that would destroy shareholder value or otherwise impede your shareholders’ ability to approve and consummate a transaction. To that end, we are today commencing an action in the Delaware Court of Chancery against Emulex and its Board of Directors to declare invalid that portion of Section 6.4 of Emulex’s recently amended Bylaws that imposes the requirement that the Bylaws may not be altered, amended or repealed by the stockholders without the vote or written consent of 66-2/3% of the outstanding shares. We will also ask the Court of Chancery to enjoin enforcement of that provision as well as any improper actions to impede this proposal or Broadcom’s efforts to acquire control of Emulex.
Of course, our strong preference would be to proceed in a friendly, constructive way to make this exceptional opportunity a reality as soon as possible. After you have had a chance to consider our proposal with your advisors, we would welcome the opportunity to discuss it with you. But please note that regardless of whether you engage with us, we are prepared to submit our proposal directly to Emulex’s stockholders for their approval.
This matter has the highest priority for Broadcom. I look forward to a positive response from you shortly.
Sincerely yours,
Scott A. McGregor
President and Chief Executive Officer
          Also on that date, Broadcom filed a lawsuit in the Court of Chancery of the State of Delaware against the Company and the members of the Board. The substance of the complaint is described in Item 8, under the heading “Litigation.”

          Later in the day on April 21, 2009, the Board met with the Company’s management and legal and financial advisors to discuss Broadcom’s proposal. During such meeting, Mr. Folino updated the Board on the events that had transpired since Broadcom’s announcement of its proposal. The Board and its advisors also discussed the process to be undertaken in connection with review of the Broadcom proposal.
          On April 29, 2009, the Board met with the Company’s management and legal and financial advisors to further discuss Broadcom’s proposal. During such meeting, representatives of Gibson Dunn reviewed with the Board its fiduciary duties with respect to Broadcom’s proposal. The Company’s management and representatives of Goldman Sachs reviewed with the Board the Company’s business, financial condition and prospects and updated the Board on events that had transpired since its last meeting on April 21, 2009. After extensive discussions the Board requested that the Company’s management and advisors continue their review of the Broadcom proposal.
          On May 3, 2009, the Board met with the Company’s management and legal and financial advisors to further evaluate Broadcom’s proposal. During such meeting the Board carefully considered the Company’s business, financial position and prospects, the terms of Broadcom’s proposal, the nature and timing of Broadcom’s proposal and other business opportunities available to the Company. After extensive discussion and careful consideration, the Board unanimously determined that Broadcom’s proposal significantly undervalued the Company’s long-term prospects and was not in the best interest of its stockholders.
          On May 4, 2009, the Company sent the following letter to the board of directors of Broadcom (which was also included in a Company press release issued the same day):
May 4, 2009
The Board of Directors of Broadcom Corporation
c/o Scott McGregor, Chief Executive Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Mr. McGregor,
We received your unsolicited, non-binding proposal to acquire Emulex for $9.25 per share in cash on April 21, 2009 and have carefully evaluated it in consultation with our financial and legal advisors. While we understand your interest in our Company, we believe your offer of $9.25 per share significantly undervalues Emulex’s long-term prospects and is not in the best interest of our stockholders. As a result, the Board of Directors has unanimously decided to reject your proposal.
Your proposal significantly undervalues Emulex’s long-term prospects, particularly with respect to new data center opportunities in network convergence. As you are well aware, Emulex is successfully building a leadership position in the rapidly expanding network convergence market. Over the past several months, Emulex has achieved numerous design wins with tier-one server original equipment manufacturers (OEMs) with our groundbreaking OneConnect™ Universal Converged Network Adapter (UCNA) platform and OneCommand™ convergence management framework. These include five tier-one 10Gb/s Ethernet Network Interface Card (NIC) placements, three 10Gb/s Internet Small Computer System Interface (iSCSI) CNA placements and four 10Gb/s Fibre Channel over Ethernet (FCoE) CNA placements. Our leadership in network convergence enables us to expand into new product categories that have significantly increased our value to OEMs and will more than double our current addressable market. We expect to see meaningful revenue from these products in calendar year 2010 and beyond, and hence, they will be a key value-driver for Emulex over the long-term.
Emulex’s existing host server and embedded storage businesses also continue to represent significant value. Our established customer base includes a broad range of server and storage OEMs, including Cisco, Dell, EMC, Fujitsu, Hitachi, HP, IBM, LSI, NEC, NetApp, Sun and

Xyratex, among others. The Company is continually innovating new products and solutions in our core business, such as our new encryption HBA and our embedded storage systems and solutions, to meet our customers’ evolving needs. With our strong customer base, our established sales channels, and our proven innovation in these markets, Emulex expects to deliver significant value to its stockholders.
Additionally, we have made significant operational improvements in the Company’s cost and tax structure, while at the same time increasing our international operations over the last several quarters. We believe these changes will enable Emulex to more efficiently serve our global customer base and ultimately result in increased profitability and value-creation over the long-term.
Your unsolicited proposal is opportunistic given Broadcom is uniquely aware of the new unannounced design wins that Emulex has secured with tier-one OEMs at the expense of Broadcom and other competitors. As you know, these design wins are kept confidential at our customers’ request and do not typically begin contributing revenue for several quarters. Thus, Emulex’s stock price does not fully reflect the long-term value creation potential that the Company has already secured. However, given that some of these design wins have come at your expense, including your core Ethernet networking business, you are uniquely aware of the future value we have secured and how well positioned we are to unseat you on many other platforms in the near future. We believe your proposal is an opportunistic attempt to capture that value, which rightly belongs to our stockholders.
Your unsolicited proposal is an opportunistic attempt to take advantage of Emulex’s depressed stock price due to unprecedented macroeconomic conditions. Your proposal is approximately 37% below the Company’s 52-week high of $14.74 per share. Over this same time period, the Nasdaq is down approximately 33% and our industry as a whole is trading at significantly depressed values. Additionally, Emulex’s stock was trading near its lowest levels in nearly ten years just before your proposal.
In closing, I note that your April 21 letter incorrectly describes our prior communications regarding your interest in Emulex, as well as Emulex’s corporate governance structure. It is unclear why you raised these subjects and made inaccurate statements in regard to them as they are unrelated to your proposal, so I will not respond other than to strongly urge you that any statements you plan to release to the public or make to stockholders or customers in the future be accurate.
The Board of Directors is very enthusiastic about the future prospects of the Company and the long-term value potential of our current strategy. As such, while we understand your interest in our business, we believe your proposal to acquire Emulex significantly undervalues our Company and is in not in the best interests of Emulex stockholders.
Sincerely,
Paul F. Folino
Executive Chairman
Emulex Corporation
          On May 5, 2009, Broadcom, through Purchaser, commenced the Offer for all of the Company’s outstanding Shares and filed the Schedule TO. In addition, Broadcom announced its intention to solicit written consents of the Company’s stockholders in order to amend the Bylaws to allow the Company’s stockholders to call a special meeting of the stockholders and filed a preliminary consent solicitation statement in connection with such consent solicitation.
     On May 14, 2009, the Board met to discuss what recommendation, if any, it should make to the Company’s stockholders with respect to the Offer. The Company’s management and legal and financial advisors were also present at the meeting. The Company’s financial advisor reviewed the financial terms of the Offer and then rendered its oral opinion to the Board, which oral opinion was subsequently confirmed in writing, that, as of May 14, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the Company’s stockholders (other than the Purchaser and its affiliates) pursuant to the Offer was inadequate, from a financial point of view, to such holders. After careful consideration, including taking into account the factors set forth below under “Reasons for the Board’s Recommendation,” the Board unanimously determined that the Offer was grossly inadequate and not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer, and approved the filing of this Statement and a preliminary Consent Revocation Statement in connection with the Offer and Broadcom’s related consent solicitation.

Reasons for the Board’s Recommendation
          The Offer is based on the same economic terms as the unsolicited proposal submitted by Broadcom to the Company on April 21, 2009, which the Board rejected as significantly undervaluing the Company’s long-term prospects and not being in the best interests of the Company and its stockholders. Additional terms and conditions of the Offer are included in the Offer to Purchase and related Letter of Transmittal. The Board has conducted a thorough review and consideration of the Offer, and, after consultation with members of management and the Company’s legal and financial advisors, has unanimously determined that the Offer is not in the best interests of the Company and its stockholders and that stockholders should reject the Offer and not tender their Shares in the Offer.
          The Board considered each of the following factors in support of its recommendation that the Company’s stockholders reject the Offer and not tender their Shares to Broadcom in the Offer:
•	Broadcom’s $9.25 per Share Offer significantly undervalues the Company’s long-term prospects and does not adequately compensate stockholders for their Shares.
•	Industry Leader. The Company is a leading supplier of a broad range of advanced network infrastructure solutions, with a comprehensive product and services portfolio addressing both the Host Server and Embedded Storage markets.

•	30-Year History of Technological Innovation and Market Transformation. Over the past 30 years, the Company has built a consistent track record as a technology innovator by developing leading-edge solutions to emerging market trends. The Company has also proven its ability to successfully undergo significant transition to take advantage of market transformations, convert new technology solutions into highly effective commercial products, compete successfully with key competitors and establish leadership positions in markets such as fibre channel. Based on this track record, the Board is confident that the Company will be able to generate value by continuing to innovate and effectively commercialize in the future.

•	Strong Customer Base. The Company’s established customer base covers a broad range of blue-chip server and storage OEM’s, including Dell, EMC, Fujitsu, Hitachi, Hewlett-Packard, IBM, LSI, NEC, NetApp, and Sun Microsystems.

•	Significant New Market Potential from Network Convergence. In addition to the Company’s strong standing in its existing businesses, the Company’s expertise in fibre channel has positioned it to take a leading share of the emerging converged networking market. The company believes that (1) the rapidly expanding converged networking market is at an inflection point, (2) its rapid growth will more than double the Company’s addressable market to approximately $1.5 billion by 2013, and (3) the total addressable market for the Company will grow at a compounded annual rate of 20% from 2009 to 2013.[1]

•	Position in Fibre Channel Provides Significant Competitive Advantage in Converged Networking. The Company’s strong position in the enterprise class fibre channel adapter market is the result of established and proven market acceptance of its enterprise-hardened software stack, demonstrated by an installed base of six million fibre channel ports. The Company believes that access to such an established and proven enterprise class fibre channel software stack will be critical to success in the converged networking market and is an important value driver for the Company.

•	The Offer Does Not Fully Reflect the Intrinsic Value of the Company. The Board considered the fact that Goldman Sachs rendered its opinion to the Board, subsequently confirmed in writing, that, as of May 14, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated May 14, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken

[1]	Dell’Oro Network Adapter Report 5-Year Forecast 2009-2013, January 2009; Dell’Oro SAN Report 5-Year Forecast 2009-2013, January 2009.

in connection with the opinion, is attached to this Statement as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or any other matter. After considering the factors set forth herein, including the opinion of Goldman Sachs, the Board has unanimously concluded that the Offer is financially inadequate.
•	The Offer is opportunistic, given that Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009.
•	The Company’s Recent Convergence Contract Wins. In the past six months, the Company has proven its leadership potential in the converged networking market by achieving 12 new design wins in this rapidly growing market. In several of these competitive bid opportunities, the Company unseated the incumbent Ethernet product suppliers. Broadcom was uniquely aware of these unannounced design wins as several of them came at their expense. These design wins, expected to result in multi-million dollar opportunities, include:
•	Five Tier-1 10GB/s Ethernet Network Interface Card placements

•	Three 10Gb/s iSCSI placements

•	Four 10Gb/s FCoE CNA placements
•	Meaningful Financial and Market Share Contributions from Converged Networking Within the Next Year. The Company’s recent contract wins in the converged networking market are anticipated to begin shipment starting in the third calendar quarter of 2009 and to have a significant impact on the Company’s revenues beginning in calendar year 2010. The Company anticipates that this is a first-mover advantage that will allow it to sustain a high level of penetration within the subject platforms, each with a long lifecycle. In addition, the Company believes that these contract wins will allow it to capture a significant share of the converged networking market, which will contribute meaningful incremental revenues to the Company’s already significant market share in the fibre channel market.

•	Broadcom has Access to Information not Available to the Company’s Stockholders. The Company’s market valuation prior to Broadcom’s proposal on April 21, 2009 did not reflect the long-term value potential of the contract wins described above. Moreover, the Company is precluded from communicating further information on the scope and nature of its contract wins. However, due to its participation in the proposal process for the contract wins, Broadcom is aware of such specific information, which is confidential and not available to the market or the Company’s stockholders and thus does not allow the Company’s stockholders to further assess the potential benefits of such wins.
•	The Offer does not compensate the Company’s stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.
•	New Value-Added Fibre Channel and I/O Solutions. The Company has developed additional product and software offerings that will help to differentiate its existing fibre channel offering, which are expected to result in enhanced revenues and margins. For instance, the Company’s new EmulexSecure™ Encryption HBA and SAN Management Software are value-added solutions that the Company anticipates will contribute meaningfully to future revenues.

•	Aggressive Expense Reductions. Beginning in the second half of calendar year 2008, the Company has taken actions to materially reduce its operating expenses in response to deteriorating macroeconomic conditions. As part of these efforts, the Company reduced headcount by approximately 10%. The Company anticipates these recent actions will translate into annual savings of $20 million. At the time of the Offer, the Company’s earnings had not yet fully reflected the benefit of these cost reductions.

•	Increased Operating Leverage. The increased addressable market and revenue base for the Company resulting from its expansion into the new converged network market are anticipated to positively impact the Company’s operating margins. For instance, in the future, the Company expects to leverage a more consolidated converged networking development roadmap, which will increase its return on Research and Development (“R&D”) investment. Similarly, because both fibre channel and converged network markets have common sales channels, the Company anticipates increasing its leverage on sales and marketing expenditures.

•	International Strategy. In addition, during fiscal year 2009 the Company undertook several significant international initiatives to increase its global sales force, expand its R&D efforts in its India subsidiary and more efficiently support its international customers. It is anticipated that these actions will have the further benefit of reducing its tax rate materially in fiscal year 2010 and beyond.

•	Meaningful Near- and Mid-Term Financial Impact. The Company anticipates that these initiatives will meaningfully and positively impact its earnings within the next twelve months and beyond and have the potential to generate significant value for its stockholders. Broadcom’s Offer fails to adequately compensate the Company’s stockholders for this incremental value potential.
•	The Offer is clearly timed to take advantage of the Company’s depressed stock price, which has been impacted by the current unprecedented negative macroeconomic conditions.
•	Significant Discount to 52-Week High. Broadcom’s unsolicited proposal was launched at a time when the Company’s stock had traded down approximately 55% from its 52 week high of $14.74 per share. Broadcom’s offer represented a discount of 37% to the Company’s 52-week high.

•	Depressed Prices for the Company and its Peers. The current trading price of the Company’s Shares reflects the current unprecedented macroeconomic conditions, which have had a significant adverse impact on the market for enterprise networking equipment, especially in some of the Company’s key end markets such as the financial sector. Similar to the Company, its peers[2] were trading at approximately 44% of their 52 week high. From a longer-term perspective, over the past three years the Company and its peers[2] have traded down approximately 63% and 61%, respectively.

•	Broadcom’s Stated Premium is Based on a Stock Price that was Near Ten-Year Lows and Without the Benefit of Significant Information. Broadcom has opportunistically timed its approach to take advantage of the fact that the Company’s stock was trading near ten-year lows and did not reflect the non-public converged networking contract wins. Therefore the “premium” cited by Broadcom is based on a stock price that is not representative of the value of the Company and is not sufficient to compensate the Company stockholders for the intrinsic value of the Company.
•	The Offer is funded in significant part by the Company’s own cash resulting in Broadcom offering only $5.59 per share for the operations of the Company.
•	As of March 29, 2009, the Company had cash and investments of approximately $303 million and no outstanding indebtedness, or $3.66 in cash per Share. As a result, net of cash, Broadcom is effectively offering to pay only $5.59 per Share for the operations of the Company in the Offer.

[2]	The Company’s peers include Brocade, Finisar, JDS Uniphase, LSI and QLogic.

•	The Offer is highly conditional, creating substantial uncertainty as to whether Broadcom would be required to consummate the Offer.
•	Rights Condition and Section 203 Condition. As described under Item 2 of this Statement, the Offer is conditioned on the Rights Condition and the Section 203 Condition, each of which must be satisfied in the sole discretion of Purchaser, which Broadcom and Purchaser may argue provides them an unfettered ability to deem these conditions unsatisfied.

•	Equity Market Performance Condition. The Offer is conditioned upon the performance of the Dow Jones Industrial Average, S&P 500 index and the NASDAQ Composite Index (together, the “Indices”). To the extent that any of these Indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer, Broadcom is not required to complete the Offer. In the past two years, the equity markets have dropped over 15% in a 20 trading-day period at least 22 times.

•	Litigation Condition. The Offer is conditioned on the absence of various types of litigation and the condition is sufficiently broad that Broadcom and Purchaser may argue that the litigation currently pending against the Company as described in Item 8, under the heading “Litigation” (including the litigation filed by Broadcom) may have already triggered the failure of this condition.

•	The Antitrust Condition and Other Regulatory Conditions. The Offer is also conditioned on the approval of various governmental and regulatory authorities, including those relating to antitrust regulation. There can be no guarantee that Broadcom will successfully receive approval from these entities.

•	Highly Conditional Offer. The effect of these, and other numerous conditions, is that the Company’s stockholders cannot be assured that Broadcom will be required to consummate its Offer.
          The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information and factors considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.
          Accordingly, the Board unanimously recommends that the Company’s stockholders reject the Offer and not tender their shares in the Offer.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Goldman, Sachs & Co.
          The Company engaged Goldman Sachs to act as its financial advisor in connection with, among other things, the Board’s analysis and consideration of the Offer and other potential strategic transactions. Pursuant to this engagement, the Company has agreed to pay Goldman Sachs customary advisory fees that will be payable whether or not the Offer is consummated. The Company has also agreed to reimburse Goldman Sachs’ reasonable expenses, including fees and disbursements of its counsel, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of the engagement, including certain liabilities under the federal securities laws.
          Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Broadcom and any of their respective affiliates or any currency or commodity that may be involved in any transaction arising from or related to the Offer for their own account and for the accounts of their customers.
Sard Verbinnen & Co. LLC
          The Company has retained Sard Verbinnen & Co. LLC (“Sard”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Sard customary compensation for such services. In addition, the Company has agreed to reimburse Sard for its expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.
MacKenzie Partners, Inc.
          The Company has engaged MacKenzie Partners, Inc. to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services and to reimburse MacKenzie for its expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.
          Except for MacKenzie, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
Item 6. Interest in Securities of the Subject Company.
          No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any executive officer, director, or affiliate of the Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
          The Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
          There are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8. Additional Information.
Litigation
Delaware Litigation
          On April 21, 2009, Broadcom filed a lawsuit in the Court of Chancery of the State of Delaware against the Company and the members of the Board in conjunction with the announcement of its proposal to acquire control of the Company. On May 5, 2009, Broadcom filed an amended complaint. The amended complaint asserts counts for declaratory relief and breach of fiduciary duty in connection with the amendments to the Bylaws adopted in January 2009 and the Company’s new stockholder rights plan adopted in January 2009 to replace its expiring rights plan.

The amended complaint alleges that the directors breached their fiduciary duties by maintaining the Bylaw amendments and failing to redeem the stockholder rights plan in the face of the Offer. The complaint seeks: (1) a declaration that Section 6.4 of the Bylaws is invalid and void; (2) a declaration that the Board breached its fiduciary duties by maintaining the amendments to the Bylaws and maintaining and/or refusing to redeem the stockholder rights plan; (3) an injunction preventing the Board from relying on, implementing, applying or enforcing the January 2009 amendments to the Bylaws and the new stockholder rights plan; (4) an injunction preventing the Board from taking any improper action designed to impede, or which has the effect of impeding, Broadcom’s April 21, 2009 proposal to acquire the Company, its May 5, 2009 tender offer and its efforts to acquire control of the Company; and (5) costs and disbursements, including attorneys’ and expert fees.
     On April 27, 2009, Reid Middleton filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares and a derivative claim for devaluation of the Company stemming from the Company’s January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom’s announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys’ and expert fees.
     On May 7, 2009, Kamwai Fred Chan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company. The complaint names the members of the Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company’s January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom’s announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys’ and expert fees.
     On May 11, 2009, the Court of Chancery of the State of Delaware granted plaintiff Reid Middleton’s motion to expedite proceedings and set a trial date in the three foregoing lawsuits (the “Delaware Litigation”) beginning on July 8, 2009.
     Also on May 11, 2009, Pipefitters Local No. 636 Defined Benefit Plan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Company’s Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company’s January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, amendments to its Key Employee Retention Agreements, and actions in response to Broadcom’s announcement of its proposal to acquire the Company. The Complaint also asserts a derivative claim for breach of fiduciary duty based on the same actions. The complaint seeks declaratory and injunctive relief, including mandatory injunctive relief, and costs, including attorneys’ and expert fees.
     On May 12, 2009, Norfolk County Retirement System filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company. The complaint names the members of the Company’s Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company’s January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom’s announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys’ and expert fees.

California Litigation
     On May 6, 2009, Jim Robbins filed a lawsuit in the Superior Court of the State of California, County of Orange, on behalf of himself and all other similarly situated stockholders of the Company (the “California Litigation”). The complaint names the members of the Board, certain executive officers and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company’s January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom’s announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, a constructive trust upon any benefits improperly received as a result of the alleged wrongful conduct and breach of any duty owed to the holders of Shares, and costs, including attorneys’ and expert fees.
     The Company and the individual defendants believe that the claims asserted in the Delaware Litigation and the California Litigation are without merit and intend to vigorously defend against such claims.
Rights Agreement
     The Company issued a dividend of preferred stock purchase rights on January 24, 2009. The Rights are governed by the terms and conditions set forth in a Rights Agreement, dated January 15, 2009, between the Company and Mellon Investor Services LLC, as rights agent, which replaced the Company’s prior rights agreement that was set to expire on January 19, 2009. Until a “Distribution Date” occurs, the Rights trade with the shares of Common Stock and are not exercisable. Once a Distribution Date occurs, the Rights detach from the Common Stock and each Right becomes exercisable to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01, of the Company (the “Preferred Stock”) at a purchase price of $35.00 (the “Purchase Price”). The “Distribution Date” under the Rights Agreement is the earliest of:
•	the close of business on the tenth business day following the first date of the public announcement that any person, together with such person’s associates and affiliates (other than the Company or certain related entities), has become the beneficial owner of 15% or more of the then outstanding shares of Common Stock (such person is an “Acquiring Person”) or such earlier date on which a majority of the directors of the Company becomes aware of the existence of an Acquiring Person (the earlier of such dates is the “Shares Acquisition Date”);

•	the close of business on the tenth business day (or such later date as may be determined by the Board) after the date of the commencement by any person (other than the Company or certain related entities) of, or after the first public announcement of an intention of any person (other than the Company or certain related entities) to commence, a tender offer or exchange offer, the consummation of which would cause any person to become an Acquiring Person; and

•	the occurrence of any of the following at any time after a person has become an Acquiring Person (each, a “flip-over event”):
•	the Company merges with any other person (other than a subsidiary of the Company) and the Company is not the continuing or surviving corporation;

•	a person (other than a Company subsidiary) merges into the Company, with the Company surviving, and the merger converts the shares of Common Stock into the right to receive another form of consideration; or

•	the Company disposes of 50% or more of the assets or earning power of the Company and its subsidiaries taken as a whole to any person other than the Company or one or more of its wholly-owned subsidiaries.
     If any person becomes an Acquiring Person, and the Rights have not expired or been redeemed or exchanged within ten business days thereafter, each holder of a Right would, upon exercise of the Right and in lieu of shares of Preferred Stock, receive a number of shares of Common Stock (or, in certain circumstances specified in the Rights Agreement, cash, other securities or other assets of the Company) having a market value equal to two times the Purchase Price. Under the Rights Agreement, for purposes of such calculation, the market value of the shares of Common Stock is the average closing price of the Common Stock over the 30 consecutive trading days preceding the date a person becomes an Acquiring Person. If a flip-over event occurs, each Right (other than those held by the Acquiring Person or its affiliates) will thereafter represent the right to receive, upon the exercise thereof, in lieu of Preferred Shares or other securities or assets of the Company, equity securities of the surviving corporation or purchaser valued at twice the Purchase Price, under the terms of the Rights Agreement.
     The Rights will expire on January 24, 2012 (the “Expiration Date”) unless the date is amended or unless the Rights are earlier redeemed or exchanged by the Company.
     If either Broadcom or Purchaser becomes an Acquiring Person and the Rights detach and become exercisable, such exercise would result in dilution to Broadcom or Purchaser, as applicable. However, as permitted under the Rights Agreement, the Board has unanimously resolved that the Distribution Date under the Rights Agreement shall not occur on the tenth business day following either the first public announcement of Broadcom’s intention to commence the Offer or the commencement of the Offer and will occur as a result of the public announcement or commencement of the Offer only on that later date as the Board determines, provided, however, that nothing in such resolution of the Board altered or affected the provisions of the Rights Agreement with respect to a Distribution Date that may occur upon the close of business on the tenth business day following the Shares Acquisition Date. The Board further resolved that, except as specifically provided in the preceding sentence, no other provisions of the Rights Agreement will be deemed changed, amended, modified or otherwise impacted by the actions taken by the Board with respect to the Rights Agreement. The foregoing description of the Rights Agreement is qualified in its entirety by reference to the terms and conditions of the Rights Agreement.
Delaware General Corporation Law
     The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.
     Business Combination Statute. Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:
(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.
     Appraisal Rights. Holders of Shares will not have appraisal rights in connection with the Offer. However, if Broadcom purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.
     Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.
The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
Antitrust Laws
     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. The Company received notice that Broadcom has filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on May 7, 2009. The Company is required to file its Premerger Notification and Report Form with respect to the Offer no later than May 18, 2009.
     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Broadcom’s acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.
Forward-Looking Statements
     Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
     Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (OEM) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Schedule, in the Company’s other filings with the SEC or in materials incorporated therein by reference.
Item 9. Exhibits.
     The following Exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)	Press Release issued by the Company on May 15, 2009.
(a)(2)	Letter to Company stockholders dated May 15, 2009.
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2008 Annual Meeting of Stockholders as filed with the SEC on October 14, 2008.
(e)(2)	Emulex Corporation Employee Stock Option Plan, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 21, 2002).
(e)(3)	Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 30, 2006).
(e)(4)	Emulex Corporation Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 19, 2008).
(e)(5)	Emulex Corporation 2004 Employee Stock Incentive Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 18, 2004).

Exhibit
No.	Description
(e)(6)	Form of Key Employee Retention Agreement between the Company and its executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 16, 2009).
(e)(7)	Vixel Corporation Amended and Restated 1995 Stock Option Plan incorporated by reference to Exhibit 10.2 of Amendment No. 1 to the Registration Statement on Form S-1 of Vixel Corporation (File No. 333-81347), filed on August 16, 1999).
(e)(8)	Form of Director Stock Option Agreement and related form of Grant Summary for grants made pursuant to the 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(9)	Form of Incentive Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(10)	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(11)	Form of Incentive Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(12)	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(13)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed January 30, 2009).
(e)(14)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed January 30, 2009).
(e)(15)	Form of Notice of Grant of Stock Options and Stock Option Agreement for grants made pursuant to both the Employee Stock Option Plan and 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed August 30, 2005).
(e)(16)	Form of Notice of Grant of Restricted Stock Unit under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed January 30, 2009).
(e)(17)	Form of Amendment to Non-Qualified Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed January 16, 2009).
(e)(18)	Form of Amendment to Restricted Stock Grant Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed January 16, 2009).
(e)(19)	Form of Appendix to the Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, and Nonqualified Stock Options Agreement for Change in Control Retention Plan Participants or Employees Covered by a Key Employee Retention Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed January 30, 2009).
(e)(20)	Form of Appendix to Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed January 30, 2009).
(e)(21)	Description of Compensation Arrangements with Non-Employee Directors (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended July 1, 2007).

Exhibit
No.	Description
(e)(22)	Amended Description of Compensation Arrangements for Certain Executive Officers (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 10, 2008).
(e)(23)	Executive Bonus Plan of Emulex Corporation, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 10, 2008).
(e)(24)	Amended and Restated Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 19, 2008).
(e)(25)	Form of 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended April 2, 2006).
(e)(26)	Form of Notice of Grant of Restricted Stock Award under 2005 Equity (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended April 2, 2006).
(e)(27)	Offer letter, dated May 4, 2008, from the Company to Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 12, 2008).
(e)(28)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 17, 2005).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION
By:	/s/ Michael J. Rockenbach
Name:	Michael J. Rockenbach
Title:	Executive Vice President and Chief Financial Officer

Dated: May 15, 2009

ANNEX A
OPINION OF GOLDMAN SACHS
PERSONAL AND CONFIDENTIAL
May 14, 2009
Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626
Gentlemen:
You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), of the $9.25 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Broadcom Corporation (“Parent”) and Fiji Acquisition Corporation, a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on May 5, 2009 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that following consummation of the Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Offer, without interest.
Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We have received a fee, and expect to

Board of Directors
Emulex Corporation
May 14, 2009
Page Two
receive additional fees, for our services in connection with our engagement, including additional advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as agent in connection with the Company’s stock repurchase program in September of 2008. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.
In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the “Schedule 14D-9”), in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended June 29, 2008 and December 31, 2008, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Parent. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.
Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the

Board of Directors
Emulex Corporation
May 14, 2009
Page Three
Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer or the Merger. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the Offer or the Merger, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.
Very truly yours,
/s/ Goldman, Sachs & Co.

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF EMULEX CORPORATION

Name	Position
Fred B. Cox	Director, Chairman Emeritus
Michael P. Downey	Director
Bruce C. Edwards	Director
Paul F. Folino	Director, Executive Chairman
Robert H. Goon	Director
Don M. Lyle	Director
Dean A. Yoost	Director
James M. McCluney	Director, Chief Executive Officer and President
Jeffrey W. Benck	Executive Vice President, Chief Operating Officer
Marshall D. Lee	Executive Vice President, Engineering
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer, Secretary, and Treasurer

B-1